UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FRANKLIN TOWERS ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-4574010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Franklin Towers Enterprises, Inc.
5 Ash Drive, Center Barnstead
New Hampshire 03225
Tel. (702) 966-0436
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: File No. 333-134648 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, $0.001 value (Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the authorized capital of Franklin Towers Enterprises, Inc. (the “Company” or “we”) does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation, which is included as an exhibit to the registration statement of which this prospectus forms a part, and by the applicable provisions of the general corporation law of Nevada.

The total number of shares of stock which we have authority to issue is 505,000,000, which consists of the following: (a) 500,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 8,000,000 are issued and outstanding; and (b) 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), of which no shares are issued and outstanding. There are no outstanding options, warrants, or rights to purchase any of the securities of the Company.

Common Stock

The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors;
•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
•	do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
•	are entitled to one non-cumulative vote per share on all matters on which shareholders may vote.

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any Franklin general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

As of the date hereof, we have not paid any cash dividends to shareholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Preferred Stock

We are authorized to issue five million shares of preferred stock. Our board of directors has the right, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, negatively affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Because we may issue up to five million shares of preferred stock in order to raise capital for our operations, the ownership interest of the holders of our common stock may be diluted which results in their percentage of ownership in us decreasing.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation*
3.3	Bylaws*

* Previously filed with the Company’s Registration Statement on Form SB-2, file number 333-135199, filed with the Securities and Exchange Commission on June 21, 2006

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2006

FRANKLIN TOWERS ENTERPRISES, INC.
By: /s/ Kelly Fan Name: Kelly Fan Title: President, Chief Executive Officer, Treasurer, Secretary and Director (Principal Executive, Financial, and Accounting Officer)